May 14, 2019

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Kathleen Collins, Accounting Branch Chief, Office of Information Technologies and Services

Re:	Symantec Corporation
Form 10-K for the Fiscal Year Ended March 30, 2018
Filed October 26, 2018
File No. 000-17781

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated May 10, 2019, from the Division of Corporation Finance Office of Information Technologies and Services to Mr. Nicholas R. Noviello of Symantec Corporation (the “Company,” “we,” “our” and “us”). For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter. The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.

The Company is requesting confidential treatment of the responses set forth in Attachment A to this letter (as detailed in the Company’s written confidential treatment request accompanying Attachment A, which has been submitted under separate cover), pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Form 10-K for the Fiscal Year Ended March 30, 2018

Item 9A. Disclosure Controls and Procedures, page 52

1.

We note your definition and description of the control deficiency in your response to comment 2. In determining the total amount of transactions exposed to this control deficiency, please respond to the following:

•

Explain further how the criteria used to determine the magnitude of transactions exposed to the control deficiency captures all the conditions discussed in the control deficiency that could, with reasonable possibility, lead to a misstatement of the financial statements.

Symantec Corporation   350 Ellis Street, Mountain View, CA 94043   Telephone (650) 527-8000   www.symantec.com

Securities and Exchange Commission

May 14, 2019

•

To the extent you used distinct criteria to limit the population of transactions exposed to the control deficiency, please clarify how you determined those criteria were appropriate and would not exclude transactions where there was a reasonable possibility that a misstatement would not have been prevented or detected. Such explanation would exclude management hindsight in considering limiting the magnitude based on the actual results of management’s analysis when those transactions were exposed to the control deficiency based upon the criteria established for the magnitude analysis.

Response:

The entirety of the Company’s response to the Staff’s comment 1 is set forth in Section 1 of Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

2.

To the extent that you only included a portion of the contract value (e.g., only the amount of revenue recognized up-front) in the total magnitude analysis, please tell us how you determined this was appropriate. As part of your response, please describe the controls that were in place to mitigate the risk of a potential misstatement for any remaining portions of the contract value (e.g. amounts deferred).

Response:

The entirety of the Company’s response to the Staff’s comment 2 is set forth in Section 2 of Attachment A, which has been provided to the Staff under separate cover. Confidential treatment has been requested for Attachment A pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).

Symantec Corporation   350 Ellis Street, Mountain View, CA 94043   Telephone (650) 527-8000   www.symantec.com

Securities and Exchange Commission

May 14, 2019

* * *

Please direct any comments or questions regarding this filing to me at 650-527-6610.

Very truly yours,

/s/ Nicholas R. Noviello
Nicholas R. Noviello Executive Vice President and Chief Financial Officer Symantec Corporation

cc:	V. Paul Unruh, Chair, Audit Committee of the Board of Directors
Richard S. Hill, President and Chief Executive Officer
Scott C. Taylor, Executive Vice President, General Counsel and Secretary
Jana Barsten, Partner, KPMG LLP
William L. Hughes, Orrick, Herrington & Sutcliffe LLP

Exhibit: Attachment A (provided under separate cover)

Symantec Corporation   350 Ellis Street, Mountain View, CA 94043   Telephone (650) 527-8000   www.symantec.com